Exhibit 99.3

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Tel.: (33) 1 47 44 58 53

Fax: (33) 1 47 44 58 24

Martin DEFFONTAINES

Laurent KETTENMEYER

Matthieu GOT

Karine KACZKA

Robert PERKINS

Robert HAMMOND (U.S.)

Tel. : (1) 713-483-5070

Fax : (1) 713-483-5629

TOTAL S.A.

Capital 5 912 835 657,50 euros

542 051 180 R.C.S. Nanterre

www.total.com

Paris, July 27, 2012

Second quarter and first half 2012 results

	2Q12	Change vs 2Q11	1H12	Change vs 1H11
Adjusted net income[1]
- in billion euros (B€)	2.9	+2%	5.9	+1%
- in billion dollars (B$)	3.7	-9%	7.7	-7%
- in euros per share	1.26	+2%	2.62	-
- in dollars per share	1.62	-9%	3.40	-7%

Net Income (Group share) of 1.6 B€2 in 2Q 2012 and 5.2 B€ in 1H12

Net-debt-to-equity ratio of 21.5% at June 30, 2012

Hydrocarbon production of 2,261 kboe/d in 2Q 2012

Interim dividend for 2Q12 increased by 3.5% to 0.59 € per share payable in December 20123

Commenting on the results, Chairman and CEO Christophe de Margerie said:

« Despite a decline in crude prices, the Group reported adjusted net income of 2.9 billion euros in the second quarter, a modest increase compared to the same quarter last year. In contrast, Refining & Chemicals enjoyed an improved environment and was able to capitalize on higher refining margins in Europe.

In Upstream, the Group was impacted by incidents in the UK North Sea, Nigeria, and Yemen. Total responded to these events responsibly and transparently, demonstrating the priority it places on safety and the environment. The second quarter was also marked by successes. The Group started-up production on Islay, Bongkot South, and Halfaya. New offshore exploration licenses acquired in Uruguay, Kenya, and most recently Bulgaria add to Total’s portfolio of high-potential acreage. Finally, by increasing its share of the Ichthys project in Australia, Total strengthened its already prominent role in fast-growing Asian markets and solidified its position among the worldwide leaders in LNG.

Amid a challenging economic environment, it is with confidence that Total faces the second half of 2012, supported by the strength of its balance sheet and the dedication of its teams which allow the Group to develop and execute high-value projects in each segment. »

[1]	Adjusted results defined on page 2 - dollar amounts represent euro amounts converted at the average €-$ exchange rate for the period: 1.2814 $/€ for the second quarter 2012, 1.4391 $/€ for the second quarter 2011, 1.3108 $/€ for the first quarter 2012, 1.2965 $/€ for the first half 2012 and 1.4032 $/€ for the first half 2011.
[2]	Includes negative impact of after-tax inventory effect of 959 M€ in the second quarter 2012. Details of adjustments on pages 4 and 17.
[3]	The ex-dividend date for the interim dividend will be December 17, 2012 and the payment date will be December 20, 2012.

•	Key figures[4]

2Q12	1Q12	2Q11	2Q12 vs 2Q11	in millions of euros except earnings per share and number of shares	1H12	1H11	1H12 vs 1H11
49,135	51,168	45,009	+9%	Sales	100,303	91,038	+10%
5,793	6,779	5,896	-2%	Adjusted operating income from business segments	12,572	12,265	+3%
3,124	3,257	2,901	+8%	Adjusted net operating income from business segments	6,381	6,264	+2%

2,500	2,939	2,457	+2%	• Upstream	5,439	5,306	+3%
383	61	180	x2.1	• Refining & Chemicals	444	446	-
241	257	264	-9%	• Supply & Marketing	498	512	-3%
2,858	3,074	2,794	+2%	Adjusted net income	5,932	5,898	+1%
1.26	1.36	1.24	+2%	Adjusted fully-diluted earnings per share (euros)	2.62	2.62	-
2,264	2,265	2,256	-	Fully-diluted weighted-average shares (millions)	2,264	2,252	+1%
1,585	3,662	2,726	-42%	Net income (Group share)	5,247	6,672	-21%
4,964	5,940	7,570	-34%	Investments[5]	10,904	13,253	-18%
980	1,690	1,338	-27%	Divestments	2,670	2,001	+33%
3,984	4,250	6,232	-36%	Net investments	8,234	11,252	-27%
6,167	5,267	5,064	+22%	Cash flow from operations	11,434	10,778	+6%
4,768	5,095	4,675	+2%	Adjusted cash flow from operations	9,863	9,620	+3%

2Q12	1Q12	2Q11	2Q12 vs 2Q11	in millions of dollars [6] except earnings per share and number of shares	1H12	1H11	1H12 vs 1H11
62,962	67,071	64,772	-3%	Sales	130,043	127,745	+2%
7,423	8,886	8,485	-13%	Adjusted operating income from business segments	16,300	17,210	-5%
4,003	4,269	4,175	-4%	Adjusted net operating income from business segments	8,273	8,790	-6%

3,204	3,852	3,536	-9%	• Upstream	7,052	7,445	-5%
491	80	259	+89%	• Refining & Chemicals	576	626	-8%
309	337	380	-19%	• Supply & Marketing	646	718	-10%
3,662	4,029	4,021	-9%	Adjusted net income	7,691	8,276	-7%
1.62	1.78	1.78	-9%	Adjusted fully-diluted earnings per share (dollars)	3.40	3.67	-7%
2,264	2,265	2,256	-	Fully-diluted weighted-average shares (millions)	2,264	2,252	+1%
2,031	4,800	3,923	-48%	Net income (Group share)	6,803	9,362	-27%
6,361	7,786	10,894	-42%	Investments[5]	14,137	18,597	-24%
1,256	2,215	1,926	-35%	Divestments	3,462	2,808	+23%
5,105	5,571	8,968	-43%	Net investments	10,675	15,789	-32%
7,902	6,904	7,288	+8%	Cash flow from operations	14,824	15,124	-2%
6,110	6,679	6,728	-9%	Adjusted cash flow from operations	12,787	13,499	-5%

[4]	Adjusted results are defined as income using replacement cost, adjusted for special items, excluding the impact of changes for fair value. Adjusted cash flow from operations is defined as cash flow from operations before changes in working capital at replacement cost; adjustment items are on page 17 and the inventory valuation effect is explained on page 14.
[5]	Including acquisitions.
[6]	Dollar amounts represent euro amounts converted at the average €-$ exchange rate for the period.

•	Highlights since the beginning of the second quarter 2012

•	Start-up of Bongkot South in Thailand, Islay in the UK and Halfaya in Iraq

•	New gas and condensate discovery on the King Lear prospect in the Norwegian North Sea

•	Launched new development phase of the Yucal Placer gas field in Venezuela and the development of Tempa Rossa in Italy

•	Successful well intervention to stop the gas leak on the Elgin platform in the UK North Sea

•	Increased stake from 24% to 30% in the Ichthys LNG project in Australia

•	Acquired exploration licenses in Uruguay, Kenya and Bulgaria

•	Total became operator of the Xerelete block in Brazil

•	Issued notice of commerciality for the Absheron gas discovery in Azerbaijan

•	Results for the second quarter 2012

> Operating income from business segments

In the second quarter 2012, the Brent price averaged 108.3 $/b, a decrease of 7% compared to the second quarter 2011 and 9% compared to the first quarter 2012. The European refining margin indicator (ERMI) averaged 38.2 $/t, more than double compared to the second quarter 2011 and an increase of 83% compared to the first quarter 2012. In the second quarter 2012, the environment for petrochemicals improved in Europe and the environment for specialty chemicals remained satisfactory.

The euro-dollar exchange rate averaged 1.28 $/€ in the second quarter 2012, 1.44 $/€ in the second quarter 2011 and 1.31 $/€ in the first quarter 2012. Expressed in euros, the Brent price averaged 84.5 €/b, an increase of 4% compared to the second quarter 2011.

In this environment, the adjusted operating income7 from the business segments was 5,793 M€, a decrease of 2% compared to the second quarter 2011. Expressed in dollars, the decrease was 13%.

The effective tax rate8 for the business segments was 55.1% in the second quarter 2012 compared to 59.3% in the second quarter 2011, essentially due to a decrease in the effective tax rate for the Upstream and the increased contribution of the downstream activities to the Group results.

Adjusted net operating income from the business segments was 3,124 M€ compared to 2,901 M€ in the second quarter 2011, an increase of 8%.

Expressed in dollars, adjusted net operating income from the business segments was 4.0 billion dollars (B$), a decrease of 4% compared to the second quarter 2011. This decrease essentially resulted from the decrease in Upstream results, partially offset by the improved performance of Refining & Chemicals.

[7]	Special items affecting operating income from the business segments had a negative impact of 66 M€ in the second quarter 2012 and a negative impact of 63 M€ in the second quarter 2011.
[8]	Defined as: (tax on adjusted net operating income) / (adjusted net operating income – income from equity affiliates, dividends received from investments and impairments of acquisition goodwill + tax on adjusted net operating income).

> Net income (Group share)

Adjusted net income was 2,858 M€ in the second quarter 2012 compared to 2,794 M€ in the second quarter 2011, an increase of 2%. Expressed in dollars, adjusted net income decreased by 9%.

Adjusted net income excludes the after-tax inventory effect, special items and the effect of changes in fair value9:

•	The after-tax inventory effect had a negative impact on net income of 959 M€ in the second quarter 2012 and a negative impact of 74 M€ in the second quarter 2011.

•	Changes in fair value had a positive impact on net income of 9 M€ in the second quarter 2012 compared with a negative impact of 41 M€ in the second quarter 2011.

•

Special items had a negative impact on net income of 323 M€ in the second quarter 2012. As previously indicated in its Registration Document, Total has been cooperating with the United States Securities and Exchange Commission (SEC) and the United States Department of Justice (DOJ) in connection with an investigation concerning gas contracts awarded in Iran in the 1990s. Total, the SEC and the DOJ have conducted discussions to resolve issues arising from the investigation. In light of recent progress in these discussions, Total has provisioned 316 M€ in its accounts in the second quarter of 2012. Special items had a positive impact on net income of 47 M€ in the second quarter 2011.

Net income (Group share) was 1,585 M€ compared to 2,726 M€ in the second quarter 2011.

The effective tax rate for the Group was 56.1% in the second quarter 2012.

Adjusted fully-diluted earnings per share, based on 2,264 million fully-diluted weighted-average shares, increased by 2% to €1.26 compared to €1.24 in the second quarter 2011.

Expressed in dollars, adjusted fully-diluted earnings per share decreased by 9% to $1.62.

> Investments – divestments10

Investments, excluding acquisitions and including changes in non-current loans, were 4.4 B€ (5.6 B$) in the second quarter 2012 compared to 3.5 B€ (5.0 B$) in the second quarter 2011.

Acquisitions were 437 M€ in the second quarter 2012, comprised essentially of the acquisition of an additional 1% of Novatek and the carry in the Utica shale gas and condensates project in the US.

Asset sales in the second quarter 2012 were 834 M€, including mainly the sale of Sanofi shares.

Net investments11 were 4.0 B€ (5.1 B$) in the second quarter 2012 compared to 6.2 B€ (9.0 B$) in the second quarter 2011.

[9]	Adjustment items explained on page 14.
[10]	Detail shown on page 18.
[11]	Net investments = investments including acquisitions and changes in non-current loans – asset sales.

> Cash flow

Cash flow from operations was 6,167 M€ in the second quarter 2012 compared to 5,064 M€ the second quarter 2011, essentially resulting from a change in working capital requirements.

Adjusted cash flow from operations12 was 4,768 M€, an increase of 2% compared to the second quarter 2011. Expressed in dollars, adjusted cash flow from operations was 6.1 B$, a decrease of 9%.

The Group’s net cash flow13 was a positive 2,183 M€ compared to a negative 1,168 M€ in the second quarter 2011. Expressed in dollars, the Group’s net cash flow was a positive 2.8 B$ in the second quarter 2012 compared to a negative 1.7 B$ in the second quarter 2011, reflecting essentially a reduced level of acquisitions.

[12]	Cash flow from operations at replacement cost before changes in working capital.
[13]	Net cash flow = cash flow from operations - net investments.

•	First half 2012 results

> Operating income from business segments

Compared to the first half 2011, the average Brent price increased by 2% to 113.6 $/b. The European refining margin indicator (ERMI) averaged 29.5 $/t compared to 20.4 $/t in the first half 2011.

The euro-dollar exchange rate averaged 1.30 $/€ compared to 1.40 $/€ in the first half 2011. Expressed in euros, the Brent price averaged 87.6 €/b, an increase of 11% compared to the first half 2011.

In this environment, the adjusted operating income from the business segments was 12,572 M€, an increase of 3% compared to the first half 201114.

The effective tax rate for the business segments was 57.8% in the first half 2012 compared to 56.9% in the first half 2011.

Adjusted net operating income from the business segments was 6,381 M€ compared to 6,264 M€ in the first half 2011, an increase of 2%.

Expressed in dollars, adjusted net operating income from the business segments decreased by 6%. This decrease essentially resulted from the decrease in Upstream results driven by a less favorable production mix.

> Net income (Group share)

Adjusted net income was 5,932 M€ in the first half 2012, an increase of 1% compared to 5,898 M€ in the first half 2011. Expressed in dollars, adjusted net income decreased by 7%.

Adjusted net income excludes the after-tax inventory effect, special items and the effect of changes in fair value15:

•	The after-tax inventory effect had a negative impact on net income of 369 M€ in the first half 2012 and a positive impact of 872 M€ in the first half 2011.

•	Changes in fair value had a negative impact on net income of 11 M€ in the first half 2012 and a positive impact of 22 M€ in the first half 2011.

•	Special items had a negative impact on net income of 305 M€ in the first half 2012 and a negative impact on net income of 120 M€ in the first half 2011.

Net income (Group share) was 5,247 M€ compared to 6,672 M€ in the first half 2011.

On June 30, 2012, there were 2,264 million fully-diluted shares compared to 2,258 on June 30, 2011.

Adjusted fully-diluted earnings per share, based on 2,264 million fully-diluted weighted-average shares, was €2.62, stable compared to the first half 2011.

Expressed in dollars, adjusted fully-diluted earnings per share was $3.40 compared to $3.67 in the first half 2011, a decrease of 7%.

[14]	Special items affecting operating income from the business segments had a negative impact of 66 M€ in the first half 2012 and a negative impact of 63 M€ in the first half 2011.
[15]	Adjustment items explained on page 14.

> Investments – divestments16

Investments, excluding acquisitions and including changes in non-current loans, were 8.3 B€ (10.7 B$) in the first half 2012 compared to 6.3 B€ (8.8 B$) in the first half 2011.

Acquisitions were 2.3 B€ (2.9 B$) in the first half 2012, comprised essentially of the acquisition of exploration and production interests in Uganda, an additional 1.1% stake in Novatek, an exploration license in Angola, the minority interest in Fina Antwerp Olefins and the carry in the Utica shale gas and condensates project in the US.

Asset sales in the first half 2012 were 2.3 B€ (3.0 B$), comprised essentially of sales of Sanofi shares, a stake in the Gassled pipeline in Norway, Upstream assets in France, and stakes in Composites One in the US and Pec-Rhin in France.

Net investments were 8.2 B€ (10.7 B$) in the first half 2012, compared to 11.3 B€ (15.8 B$) in the first half 2011.

> Cash flow

Cash flow from operations was 11,434 M€ in the first half 2012, an increase of 6% compared to the first half 2011, essentially resulting from a change in working capital requirements.

Adjusted cash flow from operations17 was 9,863 M€, an increase of 3%. Expressed in dollars, adjusted cash flow from operations was 12.8 B$, a decrease of 5%.

The Group’s net cash flow18 was a positive 3,200 M€ compared to a negative 474 M€ in the first half 2011. Expressed in dollars, the Group’s net cash flow was a positive 4.1 B$ in the first half 2012.

The net-debt-to-equity ratio was 21.5% on June 30, 2012, compared to 24.3% on June 30, 201119, in line with the Group’s target range.

[16]	Detail shown on page 18.
[17]	Cash flow from operations at replacement cost before changes in working capital.
[18]	Net cash flow = cash flow from operations - net investments.
[19]	Detail shown on page 19.

•	Analysis of business segment results

Upstream

> Environment – liquids and gas price realizations*

2Q12	1Q12	2Q11	2Q12 vs 2Q11		1H12	1H11	1H12 vs 1H11
108.3	118.6	117.0	-7%	Brent ($/b)	113.6	111.1	+2%
101.6	115.2	110.6	-8%	Average liquids price ($/b)	108.3	104.6	+4%
7.10	7.16	6.60	+8%	Average gas price ($/Mbtu)	7.10	6.39	+11%
76.0	82.1	76.9	-1%	Average hydrocarbons price ($/boe)	79.0	74.1	+7%

*	consolidated subsidiaries, excluding fixed margins. Effective first quarter 2012, over/under-lifting valued at market prices.

> Production

2Q12	1Q12	2Q11	2Q12 vs 2Q11	Hydrocarbon production	1H12	1H11	1H12 vs 1H11
2,261	2,372	2,311	-2%	Combined production (kboe/d)	2,317	2,341	-1%
1,218	1,229	1,197	+2%	• Liquids (kb/d)	1,224	1,245	-2%
5,722	6,226	6,077	-6%	• Gas (Mcf/d)	5,974	5,979	-

Hydrocarbon production was 2,261 thousand barrels of oil equivalent per day (kboe/d) in the second quarter 2012, a decrease of 2% compared to the second quarter 2011, essentially as a result of:

•	+4.5% for growth from new projects,

•	-1% for normal decline, partially offset by lower scheduled maintenance,

•	-3.5% for incidents in the UK North Sea and Nigeria,

•	-2% for disruptions related to security conditions in Yemen and the production shut-down in Syria, net of the positive effect of the return of production in Libya,

•	changes in the portfolio, essentially an increase in the stake in Novatek and the sale of CEPSA, had no impact on the quarter.

In the first half 2012, hydrocarbon production was 2,317 kboe/d, a decrease of 1% compared to the first half 2011, essentially as a result of:

•	+3.5% for growth from new projects,

•	+2.5% for changes in the portfolio, comprised of integrating the share of Novatek production partially offset by the impact of the sale of CEPSA and the exploration-production subsidiary in Cameroon,

•	-3% for normal decline, partially offset by lower scheduled maintenance,

•	-2% for incidents in the UK North Sea and Nigeria,

•	-2% for disruptions related to security conditions in Yemen and the production shut-down in Syria, net of the positive effect of the return of production in Libya.

Results

2Q12	1Q12	2Q11		2Q12 vs 2Q11	In millions of euros	1H12	1H11		1H12 vs 1H11
4,998	6,457	5,390		-7%	Adjusted operating income*	11,455	11,211		+2%
2,500	2,939	2,457		+2%	Adjusted net operating income*	5,439	5,306		+3%
414	484	366		+13%	• includes income from equity affiliates	898	740		+21%

4,278	5,368	6,868		-38%	Investments	9,646	12,100		-20%
234	759	921		-75%	Divestments	993	1,256		-21%
5,259	5,624	4,782	**	+10%	Cash flow from operating activities	10,883	9,425	**	+15%
3,995	4,668	4,010		-	Adjusted cash flow	8,663	8,281		+5%
*	detail of adjustment items shown in the business segment information annex to financial statements.
**	reclassification of 823 M€ between Upstream and Holding segments relating to intra-Group operations having no impact on cash flow from operating activities.

Adjusted net operating income from the Upstream segment was 2,500 M€ in the second quarter 2012 compared to 2,457 M€ in the second quarter 2011, an increase of 2%. Expressed in dollars, the decrease of 9% is explained principally by the decrease in certain downstream gas activities and a less favorable production mix. In particular, the Group estimates that the loss of production relating to Elgin represents a negative impact of 130 M$ on the net operating income of the Upstream segment in the second quarter 2012.

The effective tax rate for the Upstream segment was 58.4% compared to 61.6% in the second quarter 2011, essentially due to income contribution mix. The effective tax rate for the Upstream segment was 62.1% in the first quarter 2012.

Adjusted net operating income from the Upstream segment in the first half 2012 was 5,439 M€ compared to 5,306 M€ in the first half 2011, an increase of 3%. Expressed in dollars, adjusted net operating income from the Upstream segment was 7,052 M$, a decrease of 5% compared to the first half 2011, explained principally by the decrease in certain downstream gas activities and a less favorable production mix.

The return on average capital employed (ROACE20) for the Upstream segment was 20% for the twelve months ended June 30, 2012, stable compared to the ROACE calculated for the twelve months ended March 31, 2012, and for the full year 2011.

The annualized second quarter 2012 ROACE for the Upstream segment was 17%.

Calculated	based on adjusted net operating income and average capital employed, using replacement cost, as shown on page 20.

Refining & Chemicals

> Refinery throughput and utilization rates*

2Q12	1Q12	2Q11	2Q12 vs 2Q11		1H12	1H11	1H12 vs 1H11
1,878	1,830	1,855	+1%	Total refinery throughput (kb/d)	1,855	1,934	-4%
752	692	692	+9%	• France	722	719	-
876	879	877	-	• Rest of Europe	878	962	-9%
250	259	286	-13%	• Rest of world	255	253	+1%
				Utilization rates**
86%	82%	75%		• Based on crude only	84%	77%
90%	88%	79%		• Based on crude and other feedstock	89%	82%
*	includes share of CEPSA through July 31, 2011 and of TotalErg. Results for refineries in South Africa, French Antilles and Italy are reported in the Supply & Marketing segment.
**	based on distillation capacity at the beginning of the year

In the second quarter 2012, refinery throughput increased by 1% compared to the second quarter 2011 and by 3% compared to the first quarter 2012. In the second quarter 2012, throughput was impacted mainly by scheduled turnarounds at the Provence and Feyzin refineries, and a streamcracker at the Antwerp platform.

The utilization rate based on crude and other feedstock was 90% in the second quarter 2012 compared to 88% in the first quarter 2012 and 79% in the second quarter 2011.

In the first half 2012, despite improved utilization rates, refinery throughput decreased by 4% compared to the first half 2011, reflecting essentially scheduled turnarounds in the first half 2012 and the portfolio effect relating to the sale of the Group’s interest in CEPSA at the end of July 2011.

> Results

2Q12	1Q12	2Q11	2Q12 vs 2Q11	in millions of euros (except the ERMI)	1H12	1H11	1H12 vs 1H11
38.2	20.9	16.3	X2.3	European refining margin indicator - ERMI ($/t)	29.5	20.4	+45%
465	(47)	145	X3.2	Adjusted operating income*	418	434	-4%
383	61	180	X2.1	Adjusted net operating income*	444	446	-
100	91	98	+2%	• contribution of specialty chemicals**	191	203	-6%
501	429	519	-3%	Investments	930	863	+8%
7	141	13	-46%	Divestments	148	29	X5.1
625	(36)	180	X3.5	Cash flow from operating activities	589	1,238	-52%
599	128	336	+78%	Adjusted cash flow	727	779	-7%
*	detail of adjustment items shown in the business segment information annex to financial statements.
**	Hutchinson, Bostik, Atotech ; including coatings and photocure resins until they were sold in July 2011.

The European refining margin indicator (ERMI) averaged 38.2 $/t in the second quarter 2012, more than double the average of the second quarter 2011. Petrochemical margins also recovered in the second quarter as a result of the decline in crude prices and reduced supply due to the number of scheduled turnarounds.

Adjusted net operating income from the Refining & Chemicals segment was 383 M€ in the second quarter 2012, compared to 180 M€ in the second quarter 2011. This increase is explained essentially by a more favorable environment and the improvement in utilization rates.

Adjusted net operating income from the Refining & Chemicals segment in the first half 2012 was 444 M€, stable compared to the first half 2011. Expressed in dollars, adjusted net operating income was 576 M$, a decrease of 8% compared to the first half 2011. Although refining margins in Europe improved in the second quarter 2012, the results were also impacted by the sale of the Group’s interest in CEPSA at the end of July 2011 and a very difficult environment for petrochemicals in Europe in the first quarter 2012.

The ROACE21 for the Refining & Chemicals segment was 5% for the twelve months ended June 30, 2012, compared to 4% for the twelve months ended March 31, 2012, and 5% for the full year 2011.

The annualized second quarter 2012 ROACE for the Refining & Chemicals segment was 9%.

[21]	Calculated based on adjusted net operating income and average capital employed, using replacement cost, as shown on page 20.

Supply & Marketing

> Refined product sales

2Q12	1Q12	2Q11	2Q12 vs 2Q11	Sales in kb/d*	1H12	1H11	1H12 vs 1H11
1,166	1,211	1,491	-22%	Europe	1,189	1,561	-24%
524	529	534	-2%	Rest of world	526	525	-
1,690	1,740	2,025	-17%	Total Supply & Marketing sales	1,715	2,085	-18%
*	Excludes trading and bulk Refining sales, includes share of TotalErg and, through July 31, 2011, CEPSA

In the second quarter 2012, sales decreased by 17% compared to the second quarter 2011. This decrease is due to the sale of marketing activities in the UK, the sale of the Group’s interest in CEPSA in 2011, and the negative effect of mild weather conditions on European sales.

> Results

2Q12	1Q12	2Q11	2Q12 vs 2Q11	In millions of euros	1H12	1H11	1H12 vs 1H11
21,020	21,411	20,753	+1%	Sales	42,431	41,242	+3%
330	369	361	-9%	Adjusted operating income*	699	620	+13%
241	257	264	-9%	Adjusted net operating income*	498	512	-3%
161	136	152	+6%	Investments	297	243	+22%
20	34	27	-26%	Divestments	54	48	+13%
(101)	(302)	(35)	n/a	Cash flow from operating activities	(403)	(79)	n/a
366	315	399	-8%	Adjusted cash flow	681	605	+13%
*	detail of adjustment items shown in the business segment information annex to financial statements.

Supply & Marketing sales were 21.0 B€, an increase of 1% compared to the second quarter 2011.

Adjusted net operating income from the Supply & Marketing segment was 241 M€ in the second quarter 2012, a decrease of 9% compared to the second quarter 2011, essentially due to the sale of marketing activities in the UK.

Adjusted net operating income from the Supply & Marketing segment was 498 M€ in the first half 2012, a decrease of 3% compared to the first half 2011. Expressed in dollars, the adjusted net operating income was 646 M$, a decrease of 10% compared to the first half 2011.

The ROACE22 for the Supply & Marketing segment was 16% for the twelve months ended June 30, 2012, compared to 17% for the twelve months ended March 31, 2012, and 18% for the full-year 2011.

The annualized second quarter 2012 ROACE for the Supply & Marketing segment was 15%.

[22]	Calculated based on adjusted net operating income and average capital employed, using replacement cost, as shown on page 20.

•	TOTAL S.A. parent company accounts

Net income for TOTAL S.A., the parent company, was 3,116 M€ in the first half 2012, compared to 3,157 M€ in the first half 2011.

•	Summary and outlook

The ROACE23 for the Group for the twelve months ended June 30, 2012, was 15% compared to 16% for the twelve months ended March 31, 2012, and for the full year 2011.

Return on equity for the twelve months ended June 30, 2012, was 17.5%.

In the Upstream segment, exploration activities for the second half 2012 will be focused on assessing recent discoveries and preparing for new exploration wells in several promising plays, notably in the Gulf of Mexico, Ivory Coast, or the Norwegian North Sea. The upcoming start-ups in Angola, China, and Kazakhstan will add to the projects already in production.

After successfully addressing the incident on the Elgin platform, the Group entered a phase of evaluation and assessment which precedes resumption of production, and its status will be followed closely. Safety and protection of the environment remain priorities during this process.

Since the beginning of the third quarter, refining margins in Europe have been favorable. Refinery throughput during the second half 2012 will be impacted by the scheduled turnaround of the Normandy refinery starting in early September.

The Group will continue to optimize its portfolio across all business segments and to strengthen its competitiveness.

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To listen to CFO Patrick de la Chevardière’s conference call with financial analysts today at 15:00 (Paris time) please log on to www.total.com or call +44 (0)203 367 9459 in Europe or +1 866 907 5924 in the U.S. For a replay, please consult the website or call +44(0)203 367 9460 in Europe or +1 877 642 3018 in the US (code: 277 551).

[23]	Calculated based on adjusted net operating income and average capital employed, using replacement cost, as shown on page 20.

This document does not constitute the Financial Report for the first half which will be separately published, in accordance with article L.451-1-2 III of the French Code monétaire et financier, and is available on our web site www.total.com or upon request at the company’s headquarters.

The June 30, 2012 notes to the consolidated financial statements are available on the Total web site (www.total.com). This document may contain forward-looking statements, including within the meaning of the Private Securities Litigation Reform Act of 1995, notably with respect to the financial condition, results of operations, business, strategy and plans of TOTAL.

Such statements are based on a number of assumptions that could ultimately prove inaccurate, and are subject to a number of risk factors, including currency fluctuations, the price of petroleum products, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, environmental regulatory considerations and general economic and business conditions. Neither TOTAL nor any of its subsidiaries assumes any obligation to update publicly any forward-looking statement, whether as a result of new information, future events or otherwise. Further information on factors which could affect the company’s financial results is provided in documents filed by the Group with the French Autorité des Marchés Financiers and the U.S. Securities and Exchange Commission (“SEC”).

Financial information by business segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of TOTAL.

Performance indicators excluding the adjustment items, such as adjusted operating income, adjusted net operating income, and adjusted net income are meant to facilitate the analysis of the financial performance and the comparison of income between periods.

Adjustment items include:

(i) Special items

Due to their unusual nature or particular significance, certain transactions qualified as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, transactions such as restructuring costs or asset disposals, which are not considered to be representative of the normal course of business, may be qualified as special items although they may have occurred within prior years or are likely to occur again within the coming years.

(ii) Inventory valuation effect

The adjusted results of the Downstream and Chemicals segments are presented according to the replacement cost method. This method is used to assess the segments’ performance and facilitate the comparability of the segments’ performance with those of its competitors.

In the replacement cost method, which approximates the LIFO (Last-In, First-Out) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end prices differential between one period and another or the average prices of the period rather than the historical value. The inventory valuation effect is the difference between the results according to the FIFO (First-In, First-Out) and the replacement cost.

(iii) Effect of changes in fair value

As from January 1, 2011, the effect of changes in fair value presented as an adjustment item reflects for some transactions differences between internal measures of performance used by TOTAL’s management and the accounting for these transactions under IFRS.

IFRS requires that trading inventories be recorded at their fair value using period-end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories based on forward prices.

Furthermore, TOTAL, in its trading activities, enters into storage contracts, which future effects are recorded at fair value in Group’s internal economic performance. IFRS precludes recognition of this fair value effect.

The adjusted results (adjusted operating income, adjusted net operating income, adjusted net income) are defined as replacement cost results, adjusted for special items, excluding the effect of changes in fair value.

Dollar amounts presented herein represent euro amounts converted at the average euro-dollar exchange rate for the applicable period and are not the result of financial statements prepared in dollars.

Cautionary Note to U.S. Investors – The SEC permits oil and gas companies, in their filings with the SEC, to separately disclose proved, probable and possible reserves that a company has determined in accordance with SEC rules. We may use certain terms in this presentation, such as resources, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. investors are urged to consider closely the disclosure in our Form 20-F, File N° 1-10888, available from us at 2, place Jean Millier – La Défense 6 – 92078 Paris – La Défense Cedex, France, or at our Web site: www.total.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or on the SEC’s Web site: www.sec.gov.

Operating information by segment

for second quarter and first half 2012

•	Upstream

2Q12	1Q12	2Q11	2Q12 vs 2Q11	Combined liquids and gas production by region (kboe/d)	1H12	1H11	1H12 vs 1H11
429	499	475	-10%	Europe	464	528	-12%
706	709	628	+12%	Africa	707	659	+7%
477	511	571	-16%	Middle East	494	576	-14%
69	68	66	+5%	North America	69	67	+3%
187	182	190	-2%	South America	185	188	-2%
213	214	241	-12%	Asia-Pacific	213	241	-12%
180	189	140	+29%	CIS	185	82	X2,3

2,261	2,372	2,311	-2%	Total production	2,317	2,341	-1%

578	628	605	-4%	Includes equity affiliates and non-consolidated affiliates	603	552	+9%
2Q12	1Q12	2Q11	2Q12 vs 2Q11	Liquids production by region (kb/d)	1H12	1H11	1H12 vs 1H11
199	226	240	-17%	Europe	212	251	-16%
573	566	484	+18%	Africa	570	517	+10%
310	300	321	-3%	Middle East	305	323	-6%
25	24	26	-4%	North America	25	29	-14%
60	63	73	-18%	South America	61	78	-22%
25	24	28	-11%	Asia-Pacific	25	28	-11%
26	26	25	+4%	CIS	26	19	+37%

1,218	1,229	1,197	+2%	Total production	1,224	1,245	-2%

311	299	331	-6%	Includes equity affiliates and non-consolidated affiliates	305	328	-7%

2Q12	1Q12	2Q11	2Q12 vs 2Q11	Gas production by region (Mcf/d)	1H12	1H11	1H12 vs 1H11
1,264	1,492	1,284	-2%	Europe	1,378	1,512	-9%
674	730	734	-8%	Africa	702	726	-3%
916	1,143	1,355	-32%	Middle East	1,029	1,372	-25%
253	247	226	+12%	North America	249	215	+16%
759	663	650	+17%	South America	711	611	+16%
1,019	1,073	1,209	-16%	Asia-Pacific	1,046	1,206	-13%
837	878	619	+35%	CIS	859	337	X2,5

5,722	6,226	6,077	-6%	Total production	5,974	5,979	-

1,445	1,773	1,478	-2%	Includes equity affiliates and non-consolidated affiliates	1,609	1,214	+33%
2Q12	1Q12	2Q11	2Q12 vs 2Q11	Liquefied natural gas	1H12	1H11	1H12 vs 1H11
2.35	3.24	3.33	-29%	LNG sales* (Mt)	5.58	6.69	-17%
*	Sales, Group share, excluding trading; 2011 data restated to reflect volume estimates for Bontang LNG in Indonesia based on the 2011 SEC coefficient

•	Downstream (Refining & Chemicals and Supply & Marketing)

2Q12	1Q12	2Q11	2Q12 vs 2Q11	Refined product sales by region (kb/d)*	1H12	1H11	1H12 vs 1H11
2,060	2,066	2,292	-10%	Europe	2,064	2,387	-14%
401	392	397	+1%	Africa	397	383	+4%
509	441	603	-16%	Americas	475	521	-9%
508	568	487	+4%	Rest of world	538	484	+11%

3,478	3,467	3,779	-8%	Total consolidated sales	3,473	3,774	-8%
542	501	413	+31%	Includes bulk sales	522	425	+23%
1,246	1,226	1,343	-7%	Includes trading	1,236	1,264	-2%
*	Includes share of CEPSA through July 31, 2011, and of TotalErg

Adjustment items

•	Adjustments to operating income

2Q12	1Q12	2Q11	In millions of euros	1H12	1H11
(89)	(65)	(63)	Special items affecting operating income	(154)	(63)
(48)	-	-	• Restructuring charges	(48)	-
-	-	-	• Impairments	-	-
(41)	(65)	(63)	• Other	(106)	(63)
(1,384)	846	(87)	Pre-tax inventory effect : FIFO vs. replacement cost	(538)	1269
11	(25)	(55)	Effect of changes in fair value	(14)	29
(1,462)	756	(205)	Total adjustments affecting operating income	(706)	1235

•	Adjustments to net income (Group share)

2Q12	1Q12		2Q11	In millions of euros	1H12	1H11
(323)	18		47	Special items affecting operating income (Group share)	(305)	(120)
73	80		205	• Gain on asset sales	153	216
(40)	-		-	• Restructuring charges	(40)	-
(18)	(20)		(47)	• Impairments	(38)	(47)
(338)	(42)		(111)	• Other	(380)	(289)
(959)	590		(74)	After-tax inventory effect : FIFO vs. replacement cost	(369)	872
9	(20)		(41)	Effect of changes in fair value	(11)	22
(1,273)	588	(68)		Total adjustments affecting net income	(685)	774

Effective tax rates

2Q12	1Q12	2Q11	Effective tax rate*	1H12	1H11
58.4%	62.1%	61.6%	Upstream	60.5%	59.5%
56.1%	60.6%	59.4%	Group	58.6%	57.5%

*	Tax on adjusted net operating income / (adjusted net operating income - income from equity affiliates, dividends received from investments, and impairments of acquisition goodwill + tax on adjusted net operating income).

Investments - Divestments

2Q12	1Q12	2Q11	2Q12 vs 2Q11	In millions of euros	1H12	1H11	1H12 vs 1H11
4,381	3,873	3,467	+26%	Investments excluding acquisitions*	8,254	6,254	+32%
319	350	242	+32%	• Capitalized exploration	669	459	+46%
231	159	210	+10%	• Change in non-recurrent loans**	390	2	n/a
437	1,832	4,008	-89%	Acquisitions	2,270	6,537	-65%
4,818	5,705	7,475	-36%	Investments including acquisitions*	10,523	12,791	-18%
834	1,455	1,243	-33%	Asset sales	2,289	1,539	+49%
3,984	4,250	6,232	-36%	Net investments**	8,234	11,252	-27%

2Q12	1Q12	2Q11	2Q12 vs 2Q11	In millions of dollars***	1H12	1H11	1H12 vs 1H11
5,614	5,077	4,989	+13%	Investments excluding acquisitions*	10,701	8 776	+22%
409	459	348	+17%	• Capitalized exploration	867	644	+35%
296	208	302	-2%	• Change in non-recurrent loans**	506	3	n/a
560	2,401	5,768	-90%	Acquisitions	2,943	9,173	-68%
6,174	7,478	10,757	-43%	Investments including acquisitions*	13,643	17,948	-24%
1,069	1,907	1,789	-40%	Asset sales	2,968	2,160	+37%
5,105	5,571	8,968	-43%	Net investments**	10,675	15,789	-32%

*	Includes changes in non-current loans.
**	Includes net investments in equity affiliates and non-consolidated companies + net financing for employee-related stock purchase plans.
***	Dollar amounts represent euro amounts converted at the average €-$ exchange rate for the period.

Net-debt-to-equity ratio

In millions of euros	6/30/2012	3/31/2012	6/30/2011
Current borrowings	10,642	9,574	12,289
Net current financial assets	(1,552)	(1,322)	(2,737)
Non-current financial debt	23,260	22,428	20,410
Hedging instruments of non-current debt	(1,886)	(1,882)	(1,756)
Cash and cash equivalents	(14,998)	(13,330)	(13,387)
Net debt	15,466	15,468	14,819
Shareholders’ equity	72,103	70,945	61,371
Estimated dividend payable	(1,299)	(2,573)	(1,248)
Non-controlling interests	1,256	1,275	934
Equity	72,060	69,647	61,057
Net-debt-to-equity ratio	21.5%	22.2%	24.3%

2012 Sensitivities*

	Scenario	Change	Impact on adjusted operating income(e)	Impact on adjusted net operating income(e)
Dollar	1.40 $/€	+0.1 $ per €	-1.8 B€	-0.95 B€
Brent	100 $/b	+1 $/b	+0.25 B€ /0.35 B$	+0.11 B€ / 0.15 B$
European refining margins (ERMI)	25 $/t	+1 $/t	+0.06 B€ / 0.08 B$	+0.04 B€ / 0.05 B$

*	Sensitivities are revised once per year upon publication of the previous year’s fourth quarter results. The impact of the €-$ sensitivity on adjusted operating income and adjusted net operating income attributable to the Upstream segment are approximately 80% and 75% respectively.

Return on average capital employed

•	Twelve months ended June 30, 2012

in millions of euros	Upstream	Refining & Chemicals	Supply & Marketing	Group
Adjusted net operating income	10,538	846	996	12,073
Capital employed at 6/30/2011*	46,671	16,672	6,187	72,843
Capital employed at 6/30/2012*	60,879	16,558	6,579	85,167
ROACE	19.6%	5.1%	15.6%	15.3%

•	Twelve months ended March 31, 2012

in millions of euros	Upstream	Refining & Chemicals	Supply & Marketing	Group
Adjusted net operating income	10,495	643	1,019	11,975
Capital employed at 3/31/2011*	44,528	16,369	5,839	70,579
Capital employed at 3/31/2012*	59,383	16,222	6,031	83,093
ROACE	20.2%	3.9%	17.2%	15.6%

•	Full-year 2011

in millions of euros	Upstream	Refining & Chemicals	Supply & Marketing	Group
Adjusted net operating income	10,405	848	1,010	12,045
Capital employed at 12/31/2010*	43,972	17,265	5,608	70,866
Capital employed at 12/31/2011*	58,939	15,883	5,391	81,066
ROACE	20.2%	5.1%	18.4%	15.9%

*	At replacement cost (excluding after-tax inventory effect).